Exhibit 99.1

Summary of Aggregate Amounts or End of Year

Amounts for the period ending December 31, 2003

Bank One Home Equity Loan Trust Series 1999-1

Summary of Aggregate Amounts

For the 12 months ending on the December 22, 2003 distribution date:

Pool Information:

Pool Balance		$135,015,327.61
Principal Collections Net of Draws		$55,783,878.86
Realized Losses		$1,446,627.99
Interest Collections		$8,372,758.67
Servicer Fees		$817,570.22

Delinquency Information:

	Number	Principal Balance

30-59 days	80	$2,330,654.53
60-89 days	27	$814,795.25
90+ days	74	$2,666,275.82
REO Properties	0	$0.00

Investor Certificate Information:

Investor Certificate Principal Balance		$121,027,494.47
Investor Certificate Principal Distributed		$55,282,957.10
Investor Certificate Interest Distributed		$2,267,413.13